POLYMET MINING CORP.
(the “Corporation”)
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
HELD ON JULY 9, 2013

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands or, if indicated, by ballot, at the annual general and special meeting of shareholders of the Corporation:

Outcome of Vote
1.	The setting of the number of directors at eight (8).	Carried

2.	The election of the following nominees as directors of the Corporation for the ensuing year:	Carried

Jonathan Cherry
Dr. David Dreisinger
W. Ian L. Forrest
Alan R. Hodnik
William Murray
Stephen Rowland
Michael M. Sill
Frank Sims

3.	The appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their renumeration.	Carried

4.	Amending PolyMet’s Amended and Restated Shareholder Rights Plan as subsequently amended and restated by the shareholders in 2007 and 2008 and confirmed in 2011 (the “Shareholders Rights Plan”) by (i) amending the definition of “Expiration Time” to extend the period for which the Shareholder Rights Plan expired to the earlier of the date of termination if not confirmed at the upcoming meeting, or the date of termination if not re-confirmed at subsequent meetings, and (ii) adding in a clause regarding re-confirmation of the Shareholder Rights Plan.	Passed by Ballot The resolution was passed by 94.72% FOR and 5.28% AGAINST